

August 19, 2014

<u>Via E-mail</u>
Kent P. Watts
Chief Executive Officer
Hydrocarb Energy Corporation
800 Gessner, Suite 375
Houston, Texas 77024

> **Re:** **Hydrocarb Energy Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed November 12, 2013**
> **Response dated July 15, 2014**
> **File No. 000-53313**

Dear Mr. Watts:

We have reviewed your response letter dated July 15, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended July 31, 2013</u>

<u>Business, page 5</u>

<u>Production and Price History, page 8</u>

1. We have read the revisions you proposed in response to prior comment two, regarding the annual production by field. The units of measurement disclosed as MMcfe for the natural gas production in the table on page 8 appear to be inconsistent with the actual quantitative amounts which appear to be expressed as Mcf. Please further modify the description of your natural gas production to be consistent with the net quantities of such production expressed as Mcf or tell us why a revision is not needed if this is your view.

Financial Statements

Note 6 - Asset Retirement Obligation, page 45

2.   We have read the revisions you proposed in response to prior comment seven, including a table that depicts the periods in which you intend to settle the accrued asset retirement obligation and categorizing the asset retirement obligation by long lived asset type. Please also identify the properties on which the dismantlement, restoration and abandonment work will be performed to comply with FASB ASC 410-20-50-1(a) and the current status of the work.

Note 15 - Supplemental Oil and Gas Information (Unaudited), page 56

3.   We note that in response to prior comment 9 in our letter dated May 27, 2014, you have removed the statement that "[i]n the following table, natural gas liquids are included in natural gas reserves." However, we note you have retained disclosure in the first paragraph on page 53, stating that the "[o]il and natural gas liquids price as of July 31, 2012 and 2012 is based on the 12-month un-weighted average of the first of the month prices of the NYMEX (Cushing, OK WTI) posted price." Please clarify for us if you include any natural gas liquids in the disclosure of your reserves for any of the periods presented on page 57. If so, please quantify the net quantities for each period.

4.   We see that you have proposed disclosure about changes in reserves during your 2013 fiscal year in response to prior comment 10, pertaining to FASB ASC 932-235-50-5, which requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves. Please further expand your disclosure to explain the reasons and circumstances relating to the line items for revisions and purchase of reserves for the period July 31, 2011 to July 31, 2012. Also amend your disclosure for the period July 31, 2012 to July 31, 2013 to clarify that your explanation relates to the line item for revisions of previous estimates, if true.

Exhibit 99.1

5.   We have read your responses to prior comments 13 and 14, pertaining to the third party reports that are required under Item 1202(a)(8) of Regulation S-K, in which you indicate that some changes would be made when filing future reports. However, given the extent of information that has not been included, you should obtain and file a revised reserves report that includes the required information, including the following details which were not adequately addressed in your reply, in order to satisfy your filing obligations.

        •   Item 1202(a)(8)(ii) requires disclosure of the date on which the report was completed. The date on which the report was completed may or may not be the same as the date on which the report letter was prepared. Please revise the report to provide a separate disclosure in the body of the report reflecting the date upon which the evaluation of the information presented in the report was completed.

- Item 1202(a)(8)(v) requires disclosure of the primary economic assumptions. These should include the initial benchmark prices and the average realized prices by product type that were used in the preparation of the report. Exhibit 99.1 provides disclosure of the initial benchmark prices but does not also disclose the average realized prices for the properties included in the report. Your third party engineers should expand the disclosure in the report to also provide the average realized prices by product type which give effect to the adjustments for location and quality differentials such as transportation, quality, gravity and Btu content.

- Item 2012(a)(8)(vi) requires a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves. However, the disclosure in Exhibit 99.1 is limited to a discussion relating to the regulation of future production rates. Your third party engineers should expand the disclosure in the report to discuss the potential for additional regulatory changes or other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director